UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

DIGITAL TURBINE, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

25400W102
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25400W102	13G/A	Page 1 of 8 Pages

1.	NAME OF REPORTING PERSONS Columbus Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 151,440
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 151,400
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,440
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2% (See Note 1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO, HC

(1)	Based on 85,814,655 shares of Common Stock outstanding as of October 31, 2019, as represented by the Issuer in the Form 10-Q filed with the Securities and Exchange Commission on November 4, 2019.

CUSIP No. 25400W102	13G/A	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS Matthew D. Ockner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 275,990
	6.	SHARED VOTING POWER 151,440
	7.	SOLE DISPOSITIVE POWER 275,990
	8.	SHARED DISPOSITIVE POWER 151,440
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 427,430
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (See Note 2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(2) See Note (1) Above

CUSIP No. 25400W102	13G/A	Page 3 of 8 Pages

Item 1(a).	Name of Issuer:

Digital Turbine, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

110 San Antonio Street, Suite 160

Austin, TX 78701

Item 2(a).	Name of Persons Filing:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons", with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

(i)	Columbus Capital Management, LLC

(ii)	Matthew D. Ockner

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)	Columbus Capital Management, LLC

1 Embarcadero Center, Suite 1130

San Francisco, CA 94111

(ii)	Matthew D. Ockner

c/o Columbus Capital Management, LLC

1 Embarcadero Center, Suite 1130

San Francisco, CA 94111

Item 2(c).	Citizenship:

(i)	Columbus Capital Management, LLC – CA

(ii)	Matthew D. Ockner – USA

Item 2(c).	Title of Class of Securities:

Common stock, $0.0001 par value (“Common Stock”)

Item 2(e).	CUSIP Number:

25400W102

CUSIP No. 25400W102	13G/A	Page 4 of 8 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(e) [x] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

(g) [x] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

Item 4.	Ownership

(i)	Columbus Capital Management, LLC

(a)	Amount beneficially owned: 151,440 (See Note 3)

(b)	Percent of class: 0.2% (See Note 4)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 151,440 (See Note 3)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 151,440 (See Note 3)

(ii)	Matthew D. Ockner

(a)	Amount beneficially owned: 427,430 (See Note 3)

(b)	Percent of class: 0.5% (See Note 4)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 275,990

(ii)	Shared power to vote or to direct the vote: 151,440 (See Note 3)

(iii)	Sole power to dispose or to direct the disposition of: 275,990

(iv)	Shared power to dispose or to direct the disposition of: 151,440 (see Note 3)

CUSIP No. 25400W102	13G/A	Page 5 of 8 Pages

Note 3:

Columbus Capital Management, LLC is an investment advisor that is registered under the Investment Advisors Act of 1940. Columbus Capital Management, LLC, which serves as the general partner and investment manager to each of Columbus Capital QP Partners, L.P., Columbus Capital Partners, L.P., and Columbus Capital Offshore QP Fund, LTD. (collectively "the Funds"), and Mr. Matthew D. Ockner, as Managing Member of Columbus Capital Management, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of the Funds expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that any of the Funds are the beneficial owner of any of the securities reported herein.

Note 4:

Based on 85,814,655 shares of Common Stock outstanding as of October 31, 2019, as represented by the Issuer in the Form 10-Q filed with the Securities and Exchange Commission on November 4, 2019.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ X ]

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

See Note 3 above.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

CUSIP No. 25400W102	13G/A	Page 6 of 8 Pages

Item 10.	Certifications:

Each of the Reporting Persons makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2020

COLUMBUS CAPITAL MANAGEMENT, LLC

By: Columbus Capital Management, LLC, its General Partner

By: /s/ Matthew D. Ockner

Name: Matthew D. Ockner

Title: Managing Member

MATTHEW D. OCKNER

By: /s/ Matthew D. Ockner

CUSIP No. 25400W102	13G/A	Page 7 of 8 Pages

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of his, her or its behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k).

Dated: February 13, 2020

COLUMBUS CAPITAL MANAGEMENT, LLC

By: Columbus Capital Management, LLC, its General Partner

By: /s/ Matthew D. Ockner

Name: Matthew D. Ockner

Title: Managing Member

MATTHEW D. OCKNER

By: /s/ Matthew D. Ockner

CUSIP No. 25400W102	13G/A	Page 8 of 8 Pages